Exhibit 99.1

1 © All rights reserved Kornit Digital 2016 Enabling the supply chain revolution of the printed textiles market 11 / 9 / 2016

1 © All rights reserved Kornit Digital 2016 Enabling the supply chain revolution of the printed textiles market 11 / 10 / 2016

2 © All rights reserved Kornit Digital 2016 DISCLAIMER • This presentation contains forward - looking statements within the meaning of U.S. Securities laws. All statements other than statements of historical fact contained in this presentation are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved. You should read the Company’s prospectus from its initial public offering, including the Risk Factors set forth therein completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation. • In addition to U.S. GAAP financials, this presentation includes certain non - GAAP financial measures. These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. • This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data. • Kornit, Kornit Digital, the K logo, NeoPigment are trademarks of Kornit Digital Ltd. All other trademarks are the property of their respective owners and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

INVESTMENT HIGHLIGHTS

Kornit is leading a secular shift to digital textile printing with an addressable end market of ~ $165B

- Leading solution provider for macro consumer trend of **online shopping** and **personalization** of **apparel**
- **Proprietary** fully integrated **process enabling** a revolutionary shift to **on demand garment printing**
- **Solving** the textile market's largest problems – **inventory management** and **sustainability**
- Strong **new product** introductions **significantly expand SAM**

Strong growth and attractive business model

- 3-year revenue **CAGR of 32%**
- **Highly profitable Razor/Razor Blade business** model with **~40% recurring revenues**
- Globally positioned with **over 1,000 active customers** and a strong field sales and support organization
- Attractive fundamentals with **profitable** operations during high-growth **investment phase** and a **clean balance sheet**

© All rights reserved Kornit Digital 2016

Kornit Digital
bonding matters

4 © All rights reserved Kornit Digital 2016 HUGE MARKET IN EARLY TRANSFORMATION 1.1 T$ Textile 165 B$ Printed Textile 15 % based on printed fabrics 5 % digital penetration 8 - 10 B$ * Digitally Printed 1.7 B$** Digital Equipment & Ink > 20 % CAGR *Estimated based on digital production penetration. Adjusted to market prices * *Based on PIRA 2014 report for 2016 projections, company analysis

5 © All rights reserved Kornit Digital 2016 The need for personal expression Influence through social media Consumer awareness Immediate gratification 4 KEY CONSUMER TRENDS DRIVING GROWTH

6 © All rights reserved Kornit Digital 2016 number of US Amazon customers willing to >Doubled pay more to receive faster from 25 , 000 , 000 in 2013 To 55 , 000 , 000 in 2015 Source: CIRP – Consumer Intelligence Research Partners, LLC IMMEDIATE GRATIFICATION

7 © All rights reserved Kornit Digital 2016 Style says “only me” Fashion says “me too” (Geraldine Stutz) Photo credit: pic by me THE NEED FOR PERSONAL EXPRESSION

8 © All rights reserved Kornit Digital 2016 INFLUENCE THROUGH SOCIAL MEDIA > 74 % Of consumers rely on social media to influence purchasing decisions Source: Sprout social, Germin 8 – social intelligence.

9 © All rights reserved Kornit Digital 2016 KORNIT TOP 10 ACCOUNTS Aggregated capacity 5 M GARMENTS a month Largest site can print over 40 , 000 garments a day Kornit installed base produces 70 - 80 M GARMENTS A YEAR ONLINE APPAREL MARKET IS BOOMING Segments CAGR 2015 Retail apparel Ecommerce total Online apparel Amazon apparel Redbubble (Ticker RBL - ASX) personalized apparel 48% ( 16 B)* 1% ( 375 B) 15% 20% ( 90 B) Sources: “Behind the online apparel boom” by Internet Retailer * Cowen & Co. July, 2015 ** (FY 2016 growth) Apparel r epresenting 68 % of total Redbubble revenue, July 2016 Redbubble company reports 62% **

10 © All rights reserved Kornit Digital 2016 CUSTOMER EXAMPLE FOR ONLINE TREND 65 % of sales are from unique designs that were sold 50 times or less* Customers* 1.25 M Turnover FY 2016 E USD 105 m 68 % Apparel sales Driven by individuality and de - branding which are fueled by social media Source: Red bubble company reports *H 1 2016 YoY growth of Turnover 62%

11 © All rights reserved Kornit Digital 2016 SUPPLY CHAIN MUST REACT TO BECOME: VERSATILE AGILE PRODUCTIVE SUSTAINABLE

12 © All rights reserved Kornit Digital 2016 • Complexity • Costly setup • Limited design flexibility • Large batch manufacturing MOVING TO DIGITAL IS THE ONLY WAY TO GO Analogue Textile Printing Digital Textile Printing • Simplicity • No setup cost • Infinite design flexibility • No minimum: MOQ = 1

13 © All rights reserved Kornit Digital 2016 DIGITAL PRINTING ENABLES NEW BUSINESS MODELS Faster Time to Market Global fulfillment network Reduces fixed cost element Infinite design flexibility Reducing inventory & inventory at risk

14 © All rights reserved Kornit Digital 2016 But… printing on textile is challenging Fabric Variety Dark & Light Dyes Wear (Fastness) Stretchable Media Uneven Surfaces Costly Absorptive Media Feel (Hand)

15 © All rights reserved Kornit Digital 2016 OUR PROPRIETARY PROCESS Source: Company analysis and estimates. Process Steps for Competitive Digital DTG Solutions – 5 Steps Process Steps for Kornit

16 © All rights reserved Kornit Digital 2016 OUR PROPRIETARY R 2 R PRINTING PROCESS Source: Company analysis and estimates. Conventional digital textile printing process: 5 steps Kornit Digital printing process – single step, multiple fabric types

17 © All rights reserved Kornit Digital 2016 OUR PRODUCT STRATEGY Enabling set up of global fulfillment networks for optimal order turnaround Moving medium and long runs from screen. Serving retail transition to frequent store level replenishment Enable custom decoration for home Décor, beachwear, footwear, fashion and accessories on any type of fabric Online DTG Fast Retail On Demand Textile

18 © All rights reserved Kornit Digital 2016 ON DEMAND TEXTILE CUSTOMER EXAMPLES Web to Print 4 Allegros 21 / 7 operation wholesale Home furniture manufacturer Shipping to customers that order through retailers (Costco, Wayfair, Walmart…) Baby Bedding Manufacturer Customized baby beddings produced on demand Started with 1 Allegro in 2015 , added their second in 2016

19 © All rights reserved Kornit Digital 2016 A NEW SUPPLY CHAIN IS DEVELOPING DEMAND AND SUPPLY SUPPLY AND DEMAND

20 © All rights reserved Kornit Digital 2016 NEW DTC (DIRECT TO CONSUMER) STRATEGIES REQUIRE NEW OPERATING MODELS DTC expected to drive 50 % of Nike’s growth by 2020 GAP online shop represents 30 % of revenues • From “street shopping” to on line shopping & “click and collect” • Less stores: closing “brick and mortars” and opening e - commerce platforms • From cash to e - payment • Capsule collections • Time to market: Proximity production • Just in time stock management • Innovative manufacturing

21 © All rights reserved Kornit Digital 2016 FAST FASHION IS MOVING ONLINE This business is all about reducing response time. In fashion, stock is like food. It goes bad quickly José María Castellano, former CEO and Deputy Chairman of the Inditex Group “Fast Fashion: Quantifying The Benefits”. Warren Hausmann , 2010 . “ “

22 © All rights reserved Kornit Digital 2016 SAM CONTINUOUSLY EXPANDING SAM CPP $ Run Length # of units Market Share % 10 24 72 100 500 10 , 000 100 , 000 Kornit Storm Kornit Avalanche Kornit Vulcan TAM Analogue Digital Source: Kornit Analysis

23 © All rights reserved Kornit Digital 2016 MARKET IS TRENDING TOWARDS SMALLER BATCHES CPP $ Run Length # of units Market Share % 10 24 72 100 500 10 , 000 100 , 000 Kornit Storm Kornit Avalanche Kornit Vulcan SAM Analogue Digital Source: Kornit Analysis SAM TAM

24 © All rights reserved Kornit Digital 2016 FINANCIAL HIGHLIGHTS • Attractive business model contributes to significant revenue growth with substantial recurring revenues • Investment in research & development and sales & marketing to support growth • Attractive long - term model • Financial flexibility driven by debt - free balance sheet, minimal working capital & capex and a long - term favorable tax position • High , expanding gross margins

25 © All rights reserved Kornit Digital 2016 HISTORICAL REVENUES ANALYSIS Annual Revenues ($ millions) Quarterly Revenues ($ millions) Components of business model ($ millions) $ 49.4 $ 66.4 $ 86.4    32 % CAGR 57% 61% 62% 43% 39% 38% $ 49.4 $ 66.4 $ 86.4    Printing Systems and Services Ink and Consumables 8.5 11.8 13.9 15.2 13.3 15.7 18.5 18.9 17.6 21.3 22.2 25.5 21.8 24.0 30.9 32.5 0 5 10 15 20 25 30 35 Q1 Q2 Q3 Q4    2016 (Q4 - guidance midpoint)

GROSS MARGIN PERFORMANCE

Non-GAAP Gross Margin
~420 Bps Improvement



43.6%
44.3%
47.8%
2013
2014
2015

Looking Forward:
5 key drivers for Gross Margin Expansion

- **Continued transition to high throughput systems**
- **Higher ink consumption**
- **Turning value-added services into a profitable business**
- **Significant additions of software features & functionality**
- **Continuous reduction of COGS**

© All rights reserved Kornit Digital 2016

Kornit Digital
bonding matters

27 © All rights reserved Kornit Digital 2016 GROSS MARGIN KPI’S  ASP (Average Selling Price) Throughput Service Contract coverage vs. installed base 66.2% 65.6% 71% 50.0% 55.0% 60.0% 65.0% 70.0% 75.0%   2016-H1 Revenue from Recurring Customers 0% 3% 12% 0% 5% 10% 15%    100% 113% 148% 70% 90% 110% 130% 150% 170% 190% 210%    96% 43% 35% 10% 4% 57% 65% 90 %     Entry Level HighThroughput

28 © All rights reserved Kornit Digital 2016 • Quarterly revenues of $ 30.9 million vs. $ 22.0 in prior year period, 40.3 % YoY increase • Quarterly non - GAAP gross margins of 49.2%, increase from 48.6 % in 3 rd quarter of 2015 . • NON - GAAP net income of $ 3.6 M for the quarter, or $ 0.11 per diluted share. • GAAP net income of $ 0.4 M for the quarter, or $ 0.01 per diluted share. FINANCIAL RESULTS FOR Q 3 2016

29 © All rights reserved Kornit Digital 2016 Q 4 ’ 2016 GUIDANCE • Expected revenues between $ 31 million to $ 34 million • Operating income expected to be in the range of 12 % of revenues to 16 % of revenues • End of quarter share count expected to be approximately 32.5 million

30 © All rights reserved Kornit Digital 2016 INVESTMENT HIGHLIGHTS Kornit is leading a secular shift to digital textile printing with an addressable end market of ~ $ 165 B • Leading solution provider for macro consumer trend of online shopping and personalization of apparel • Proprietary fully integrated process enabling a revolutionary shift to on demand garment printing • Solving the textile market’s largest problems – inventory management and sustainability • Strong new product introductions significantly expand SAM Strong growth and attractive business model • 3 - year revenue CAGR of 32% • Highly profitable Razor/Razor Blade business model with ~ 40 % recurring revenues • Globally positioned with over 1 , 000 active customers and a strong field sales and support organization • Attractive fundamentals with profitable operations during high - growth investment phase and a clean balance sheet

31 © All rights reserved Kornit Digital 2016 THANK YOU